Filed pursuant to Rule 424(b)(3)

Registration Nos. 333-221733

333-216664

333-206992

333-214761

333-215645

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus Dated December 4, 2017)

NEMUS BIOSCIENCE, INC.

Up to 50,159,997 Shares of Common Stock

This prospectus supplement no. 1 supplements the prospectus dated December 4, 2017 relating to the resale by the selling shareholders identified in the prospectus of up to 50,159,997 shares of our common stock, $0.001 par value, including (i) 20,000,000 shares of common stock, which equals the number of shares of common stock issuable upon the conversion of shares of our Series F Convertible Preferred Stock, par value $0.001 per share (“Series F Preferred Stock”), (ii) 1,333,334 shares of common stock, which equals the number of shares of common stock issuable upon the conversion of shares of our Series D Convertible Preferred Stock, par value $0.001 per share (“Series D Preferred Stock”), (iii) 21,542,500 shares of common stock, which equals the number of shares of common stock issuable upon the conversion of shares of our Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”) and 6,250,000 shares of common stock issuable upon exercise of the warrants which we sold to investors in a private placement on August 20, 2015, (iv) 241,663 shares of common stock which we sold to investors in a private placement on January 7, 2015 and (v) 792,500 shares of common stock issuable upon exercise of warrants issued to our placement agents.

This prospectus supplement incorporates into our prospectus the information contained in our attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on January 3, 2018.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

You should understand the risks associated with investing in our common stock. Before making an investment, read the “Risk Factors,” which begin on page 4 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 3, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 3, 2018 (December 28, 2017)

Nemus Bioscience, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-55136	45-0692882
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 Anton Boulevard, Suite 1100, Costa Mesa, CA 92626

(Address of principal effective offices) (Zip Code)

Registrant’s telephone number, including area code: (949) 396-0330

_____________________________________________

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01 Entry into a Material Definitive Agreement.

Bridge Loan and Proposed Stock Transactions

On December 28, 2017, Nemus Bioscience, Inc. (“Nemus”) entered into a Secured Promissory Note and Security Agreement for a convertible loan (the “Bridge Loan”) with Emerald Health Sciences Inc. (“Emerald”). The Bridge Loan provides for aggregate gross proceeds to Nemus of up to $900,000 and is secured by all of Nemus’ assets. Nemus received proceeds of $500,000 on December 28, 2017 and the Bridge Loan provides for the funding of the remaining $400,000 on January 16, 2018, subject to the conditions described below. Unless earlier converted into Nemus common stock (“Common Stock”), the Bridge Loan bears interest at 12% per annum and matures on June 30, 2018. The initial conversion price is $0.10 per share of Common Stock. Nemus intends to use the net proceeds for general corporate purposes, including, without limitation, to pay down certain existing obligations as specified under the Secured Promissory Note and other working capital items.

The foregoing description of the Secured Promissory Note and the Security Agreement does not purport to be complete and is qualified in its entirety by the Secured Promissory Note attached hereto as Exhibit 10.1 and the Security Agreement attached hereto as Exhibit 10.2, each of which is incorporated herein by reference.

On December 28, 2017, in connection with the Bridge Loan, Nemus executed a binding term sheet with Emerald that contemplates certain stock purchase agreements under which Emerald would acquire the outstanding preferred stock of Nemus held by certain holders of Nemus’ preferred stock (“Certain Preferred Stockholders”) and Emerald would commit to purchase or facilitate the purchase from Nemus of not less than $2,500,000 of Common Stock at $0.10 per share, plus warrants exercisable at $0.10 per share of Common Stock. Upon the closing of such a proposed private placement, the term sheet contemplates that any amounts outstanding under the Bridge Loan would automatically convert to Common Stock at a conversion price of $0.10, and together with the closing of the preferred stock acquisition, Emerald would own a majority of the equity interest in Nemus. Simultaneously with such closings, the current members of the Board of Directors of Nemus (the “Board”) would agree to appoint Emerald nominees to the Board and all of the current members of the Board except for Dr. Brian Murphy would subsequently tender their resignation. The closing of the proposed private placement is conditioned on the conversion of all remaining preferred stock of Nemus and satisfactory completion of scientific and operational due diligence. If Nemus does not receive all of the conversion notices or if Emerald does not purchase all the preferred stock of the Certain Preferred Stockholders by January 15, 2018, does not close the private placement by February 28, 2018 or elects not to proceed with the private placement in its discretion, Emerald has no obligation to make available any amounts then remaining unfunded under the Bridge Loan.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 above is hereby incorporated by reference in its entirety into this Item 2.03.

Item 7.01 Regulation FD Disclosure.

On December 29, 2017, Nemus issued a press release announcing the Bridge Loan and the proposed stock transactions. A copy of the press release is attached hereto as Exhibit 99.1. The information in this Item 7.01 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any of Nemus’ filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing.

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Item 9.01 Financial Statement and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1	Secured Promissory Note, dated December 28, 2017, by Nemus Bioscience, Inc., to Emerald Health Sciences Inc.
10.2	Security Agreement, dated December 28, 2017, by and among Nemus Bioscience, Inc., and Emerald Health Sciences Inc.
99.1	Nemus Press release dated December 29, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Nemus Bioscience, Inc.

Date: January 3, 2018	By:	/s/ Brian Murphy
Brian Murphy
Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
10.1	Secured Promissory Note, dated December 28, 2017, by Nemus Bioscience, Inc., to Emerald Health Sciences Inc.
10.2	Security Agreement, dated December 28, 2017, by and among Nemus Bioscience, Inc., and Emerald Health Sciences Inc.
99.1	Press release dated December 29, 2017

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